SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 5, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

10 Managers' transaction notifications

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Baldauf, Sari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504083047_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 43,711 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 43,711 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Brown, Bruce

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504083531_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 19,868 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 19,868 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Dannenfeldt, Thomas

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504083847_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 18,378 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 18,378 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Horan, Jeanette

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504084054_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 18,378 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 18,378 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Kozel Revocable Trust

Position: Closely associated person

(X) Legal person

(1): Person Discharging Managerial Responsibilities In Issuer

Name: Kozel, Edward

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504084350_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 19,372 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 19,372 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)

5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1): Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504090617_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 131 Unit price: 3.9893 EUR

Aggregated transactions

(1): Volume: 131 Volume weighted average price: 3.9893 EUR

About Nokia

We create technology that helps the world act together.

STOCK EXCHANGE RELEASE	2 (2)

5.5.2021

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)

5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Skou, Søren

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504084617_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 17,385 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 17,385 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)

5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)

5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Smits-Nusteling, Carla

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504084817_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 18,875 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 18,875 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)

5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)

5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Stadigh, Kari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504085022_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 19,868 Unit price: 3.963 EUR

Aggregated transactions

(1): Volume: 19,868 Volume weighted average price: 3.963 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)

5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)
5.5.2021

Nokia Corporation
Managers’ transactions
5 May 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210504090857_2

____________________________________________

Transaction date: 2021-04-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 131 Unit price: 3.9893 EUR

Aggregated transactions

(1): Volume: 131 Volume weighted average price: 3.9893 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

STOCK EXCHANGE RELEASE	2 (2)
5.5.2021

Media Inquiries:

Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2021                                                             Nokia Corporation

By: /s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Deputy Chief Legal Officer, Corporate